EXHIBIT 99.1

TeliaSonera Requests Interim Measures on Turkcell Holding Shares

STOCKHOLM, Sweden, June 17, 2005 (PRIMEZONE) -- On March 25, an agreement was announced in which Cukurova agreed to sell all its shares in Turkcell Holding to TeliaSonera for USD 3.1 billion (SEK 23.7 billion). Cukurova has thereafter refused to sign a final share purchase agreement. TeliaSonera believes that Cukurova is still required to complete the transaction and pursued legal actions to protect its rights.

TeliaSonera has filed a request for arbitration at the International Court of Arbitration of the International Chamber of Commerce. The arbitration will take place in Geneva.

TeliaSonera has now also filed a request for interim measures at a Civil court in Geneva. Due to the high requirements for interim measures, the outcome of the proceedings is uncertain, but they are requested to further protect TeliaSonera's rights.

In light of the recent development, including official communication from Cukurova that the company is negotiating financial schemes with Russian Alfa Group, TeliaSonera is asking the court to prohibit Cukurova to initiate or continue contacts with third parties other than TeliaSonera, with a view to sell or pledge shares in Turkcell Holding.

An update on the situation in the Turkcell and Eurasia will be done during a telephone conference later today with Anders Igel, TeliaSonera's President and CEO and Erdal Durukan, President of Fintur Holding and vice chairman of Turkcell.

You are cordially invited to participate in this conference.

 Date: June 17, 2005

 Time:
 14.30 hours - CET (Stockholm time)
 15.30 hours - (Helsinki time)
 13.30 hours - GMT (London time)

Dial-in information: To ensure that you are connected to the conference call, please dial in a few minutes before the start of the conference call.

 Dial-in number:
 +44 (0) 20 7162 0183
 Participants should quote: TeliaSonera

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

For further information journalists can contact: TeliaSonera's Press Office, +46-(0)8-713 58 30

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 Internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

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